Filed Pursuant To Rule 433

Registration No 333-286293

November 24, 2025

Michael (00:23.289) No, no, no. just I had it here. It is OK. All right. I was looking for a tweet. I've got it. We're going to start with a tweet. right. Krista, welcome to the show. Thank you for joining us.

Krista Lynch (00:24.42) Haha

Krista Lynch (00:33.981) Thanks so much for having me.

Michael (00:36.32) I don't think I've ever started the show, any show, with a tweet from the Treasury Secretary, but here we go. This is from Secretary Scott Besant. Today, U.S. Treasury and the IRS News issued new guidance giving crypto exchange traded products a clear path to stake digital assets and share staking rewards with their retail investors. This move increases investor benefits, boosts innovation, and keeps America the global leader in digital assets and blockchain technology. All right. In English, please for the audience. What does this mean?

Krista Lynch (01:13.241) Yeah, we were really excited to see this yesterday and it's been a long time coming. So in layman's terms, yesterday the IRS provided guidance on the ability for grantor trusts to stake. Now grantor trusts are the vehicle through which most of these crypto products have come to market as ETFs. And this basically gives clear guidance about how we can compliantly stake in our Ethereum, Solana, and eventually beyond, ETFs and deliver yield to investors.

Ben (01:46.489) So, what is staking for people who don't know? Because I'm sure there's a lot of people who aren't crypto native who don't understand it. What does that even mean?

Krista Lynch (01:54.331) Yeah, staking is basically the ability to provide yield on proof-of-stake assets. Ethereum and Solana are the best examples of that right now, or I should say, the most commonly known in the context of an ETF. Staking is basically when an investor in that protocol or a holder of that token takes their token and pledges it to make the underlying protocol more safe and secure. And in return for pledging their assets, they get paid in kind. You get a reward in the form of that native token. If I'm staking Ethereum, I should expect to get Ethereum tokens for doing that service. If I'm staking Solana, I should expect to get Solana tokens for staking my Solana. This can generate quite a bit of yield for investors. For example, Solana yields right now are about 7 % annually, so we're not talking nothing. This is value that is unlocked for American investors.

Michael (02:54.295) Wow. So does the stake go back to the investors in the ETF as like a dividend in the form of more shares or does it go back into the price of the ETF and they just get an appreciation on their investment?

Krista Lynch (03:15.101) So this is something that the IRS guidance yesterday alluded to. It seems that there's going to be some pressure for the ETFs to distribute rewards in the form of a distribution or a dividend. And so I think that we'll start to see issuers putting that in practice in the coming months as we sort through and digest this guidance. But what it really means is that the products are able to stake their assets. They are getting tokens back, which are at this stage sitting in those ETFs that are staking. And eventually it seems that the guidance will push the issuers to pay that out to holders of the ETP in the form of a distribution.

Ben (03:54.809) So if you're an investor and you're staking your crypto assets, what is the risk? Like what are you giving up when you do this? Because obviously it sounds like, well, hey, it's like free money. It's like a big dividend. Like why wouldn't I do this? So what is the risk of staking your assets?

Krista Lynch (04:05.089) Haha Yeah, two things come to mind for me. The first one as an ETF practitioner is when your assets are staked, they are non-transferable. For those who know about the primary market of an ETF, they'll know that Creations and Redemptions are typically facilitated on a T plus one or T plus two basis. For Ethereum, as an example, to pick on Ethereum, its current timeline to be unstaked or taken out of this staking process can go up to as long as 40 days. And so if you're operating a vehicle that needs to be able to liquidate assets in order to honor a redemption on a T plus one or T plus two cycle, obviously 40 days is at odds with that. And so issuers like Grayscale have spent a lot of time discussing with the SEC how this can be done in a compliant and safe manner. We actually visited the crypto task force in April to discuss this very topic and other issuers have been engaged as well. There's a number of different ways that it can be done, but we're really excited that now it's been approved. It's something that we can do in the market. I think another risk that I would highlight is slashing. That's on a more technical level. So that's the risk that your staking service provider or validator will be effectively punished for not behaving in a desired manner. On an institutional level, it's very rare that this happens. We've actually back-tested our own staking service providers and found zero instances of slashing. It's not something you would expect to encounter on an institutional level, but it is something that investors should be aware of if they are going to engage in staking, whether that's themselves or through the ETP.

Michael (05:56.874) Are there going to be, do you think, share classes, different ETFs, like a Solana ETF that does stake and one that doesn't, or investors are going to opt in or out? How do you think this is going to work ultimately?

Krista Lynch (06:10.073) Yeah, so as a TradFi person myself, I would love to see applications like Shareclass, that's a very topical item in the traditional finance spheres for ETFs right now. I think it remains to be seen if that's going to jive with the grantor trust structure. But on your question about do investors need to do anything, no. And that's part of the beauty of it. So if I hold an Ethereum or Solana product that's staking, I don't need to take any action in order to benefit from staking. And that is a difference from doing this natively on your own. So if I had Solana tokens as an example, and I wanted to try to stake them on my own, I would have to actively take steps in order to do that, versus if I'm accessing this through the ETP, it's automatic.

Ben (07:02.777) Gotcha. taking a step...

Michael (07:04.802) Ben, Ben, Ben totally doesn't gotcha.

Krista Lynch (07:07.315) It's okay, it's complicated.

Michael (07:09.932) You

Ben (07:11.873) You get the yield, that's all I need to know, So yeah, I guess what you're saying is, it could be a problem if you need to sell this in a relatively quick period of time. If there's a fast turnaround, that's what you're giving up there potentially.

Krista Lynch (07:14.106)

Ha ha. Yes. And I would note that an ETP, or we call it an ETP, an ETF that has a T plus 1 or T plus 2 redemption cycle, has figured out how to deal with this institutionally, versus if you are staking your own Ethereum, let's use the 40-day example here, it's going to take you 40 days, potentially, to get liquidity, versus if you are holding an Ethereum ETF, you can trade that freely on secondary markets, and you shouldn't really expect to have much impact from that staking queue that's being dealt with at the institutional level and on the primary market level.

Ben (08:02.733) Okay, so taking a step back, where are we in the crypto ETF space? Because the Bitcoin one was a huge deal. Then came Ethereum. Where are we now? How many different types of crypto products are there available these days for investors?

Krista Lynch (08:17.316) Yeah, this is probably why I haven't slept in three months. Generic listing standards were approved for crypto ETFs over the summer. That was basically the SEC's way of organizing over 90 filings for different tokens, different features on tokens, like staking and combinations and permutations thereof. Now, the generic listing standards, in our view, bring about 10 to 15 tokens into ETP eligibility. I think we're going to expect to see a lot more traction on those in the coming weeks, assuming the government reopens. But we have seen two Solana products go live during the government shutdown. And that was partially as alluding to some very clever legalese that ourselves and one other issuer were able to lean on. So we've seen demand for the Solana products. Of course, it is a smaller token by market capitalization than Bitcoin and Ethereum, but demand does exist. And I think that we're also going to see demand for some of these other tokens coming to market in the near term. Of course, there's different reasons why different investors gravitate to different tokens. And some are still really just learning what is Bitcoin, but we're very excited to be able to offer more optionality to investors who want to access different tokens via an ETF.

Ben (09:45.669) Michael, you muted yourself, kind of.

Michael (09:50.127) Krista, why do you think sentiment in crypto, at least crypto native people, is so bad right now? Like, I'm sure it's not just one thing, but how would you describe, mean, correct me if I'm wrong, how would you describe sentiment these days?

Krista Lynch (10:06.896) Yeah, prices have been down, and of course, that is always a depressing moment. We prefer when things are up and to the right. But I think that there's been a bit of a pause. The government shutdown has delayed some progress that we were seeing a lot of momentum on in the summer. Now, it seems like there is some movement there, and I think we're going to start to see things pick back up. But you know there has been a little bit of a lull just based on things being on pause and that seems to be knock on wood coming to an end.

Ben (10:39.161) So, at Grayscale, who do you think your biggest clients are? Because we've tried to figure out where's all the money coming from for these ETFs when all the flows come in. Is it mostly being driven by advisors? Is it more of the retail do-yourself crowd? Where is the money coming from that goes into these products?

Krista Lynch (10:53.318) Yeah, it ranges. And we have had a number of really compelling conversations with different diligence platforms, different advisors, and those conversations have been many months, if not years, in the making. So I think initially we had a lot of retail investment. had some institutions, it was a bit of a barbell, honestly, where you had self-directed retail and then you had also very, very sophisticated hedge fund type players who were involved in the crypto universe. And now we're starting to see the middle of that spectrum filled out as we complete some of these diligence conversations and really start to see conversations that have been in the making for many months coming to fruition. And a lot of those start with Bitcoin, but then they rapidly progress to Ethereum. And so doing that upfront work on Bitcoin leads to faster conversations, faster success on Ethereum. And I wouldn't be surprised if we then see that cadence pick up even faster on tokens like Solana, where diligent service have gotten comfortable with how the mechanics of these products work. They've gotten comfortable with the issuers, and they've had some reps actually experiencing trading them.

Michael (12:03.278) Can you talk to us about the custodial framework for how this works? Who's winning? How difficult is it? Is that going to look radically different in the future than it does today? Talk about that.

Krista Lynch (12:16.272) Yeah, so there's a lot of, I would say, overlap in who different issuers are using for custody. We ourselves use Coinbase as many others do. And I think that they have been a pioneer in the space of really enabling these ETPs to come to market as smoothly as they did. Now, something that we have seen in the recent past is interest in diversification of many different types of service providers. For example, we use three different staking service providers. In traditional land, you'll see issuers using many different custodians. So I wouldn't be surprised if that's something that we see in the future. But again, we've been very, very happy with our custodial solution. And I think that Coinbase has filled a very important niche.

Ben (13:03.801) So what is the next step in terms of you have these individual products, now how about the products that are put together when someone says I just want an all-in-one solution or I want more diversification, like what are the steps for that one?

Krista Lynch (13:15.484) I'm very glad that you asked me that, because we actually developed a product to answer that very question. With these 11-plus products single token coming to market in the near future, that can be a bit overwhelming for investors to navigate, or perhaps they don't want to be a stock picker with the crypto underlier. For that, we've developed a fund that has the top five crypto assets by market capitalization, excluding meme coins and stable coins. This is ticker DDLC. We have actually calculated that this provides investors with 90 % of the returns of the crypto landscape. One simple product to really cut through all of the noise going on in the single token universe if you prefer to take that index approach to investing in crypto.

Ben (14:07.627) Is that market cap weighted? I assume. Okay.

Krista Lynch (14:09.873) It is, yes. It is market cap weighted. So it is heavy Bitcoin, Ethereum, but then you do get access to that alt coin tail, if you will.

Michael (14:21.192) All right, let me ask you an obviously dumb question, but Bitcoin has no staking rewards capacity. It's not on that type of system.

Krista Lynch (14:31.505) Not a dumb question at all. Bitcoin is a proof-of-work asset versus a proof-of-stake asset. That's why we say that Ethereum and Solana, which are both proof-of-stake assets, are what really are impacted by this recent IRS news. There are other proof-of-stake assets that are eligible for ETP inclusion and there are more beyond even those. But I think that the low-hanging fruit for staking is Bitcoin and Solana as we see it.

Michael (15:03.374) So I don't want to take for granted that people know what those terms mean. Proof of work is what versus proof of stake. Like how do these blocks work?

Krista Lynch (15:09.511) Yeah. So proof of work and proof of stake are both the ways in which more of the token comes to being. So you hear about Bitcoin miners a lot. That is proof of work. That's basically completing a very complicated mathematical equation in order to win and be the one that creates these new tokens. That's called mining. And that's relevant. Yes.

Michael (15:33.11) It's like wordle. It's like wordle for the blockchain.

Krista Lynch (15:36.072) It's like Wordle to create Bitcoin and other proof of work assets. Now, proof of stake is, as I described before, when holders of the coin take it and actually pledge it in order to make the ecosystem more safe and secure, and they are rewarded in kind. So two different ways in which the asset can be proliferated. And in the proof of stake concept, you or I can do that via the ETP. You you or I could also do that freely, but it would be a bit complicated. We could also mine Bitcoin, but again, there are a lot of barriers to entry. And so these are just two different ways in which proof of stake, proof of work assets are regenerated.

Ben (16:22.959) So Krista, you mentioned that you came from a TradFi background. I'm always interested in how people find their way into crypto. Like, what was your story for coming to Grayscale?

Krista Lynch (16:30.823) Yes, I did. actually worked on fixed income ETFs before I came to Grayscale. And I've been amazed by the amount of overlap between fixed income and crypto concepts. Never, ever thought I would be saying that. But there is a lot of parallel between things that we're trying to solve. So my journey to Grayscale was, I was very involved in stratified sampling for fixed income ETFs. That's basically the way that fixed income ETFs are created and redeemed because they have so many underlying assets that it's not feasible to replicate the fund every time there's an inflow or an outflow. And I thought to myself at the time, it would be so interesting to port some of these concepts over to crypto when there are enough tokens in a crypto ETF for this to be applicable. Now at the time, there were no assets in crypto ETFs. They did not yet exist, so this was very pie in the sky. But I got a call from Grayscale and they said, hey, we're looking for someone to lead ETF capital markets. And I thought to myself, well, this is exactly what I was just envisioning for myself a few years down the line. So that's my journey to Grayscale. And I'm very excited now that we potentially have enough assets to be thinking about things like stratified sampling. You know, it's been a long time in the making, but we finally made it to that dream.

Michael (17:59.023) So there has been some selling pressure, as you mentioned. would say for crypto land, this is nothing. mean, 125 down to 100. mean, sort of whatever. I know easy for me to say. But given some of the pullbacks you've seen in the past, I mean, this is literally quite literally nothing. Bitcoin's at one hundred three thousand dollars today. I guess the point is that the the environment outside of Bitcoin, there's a lot of things that are working. There's a lot of risk on trades that are working and given that environment you would obviously expect or hope that Bitcoin would be at 150 not 100. So I get it. I understand why people are down in the dumps. But how much so a lot of this stuff that's on chain you could see where the selling is coming from. So the ETFs are still are still attracting an enormous amount of money. Michael Saylor isn't buying I don't think as much as he used to. So maybe that's some of the buying pressure is cooled off there. But is this this is where is the selling coming from? Is it people that own more than 100 Bitcoin? Like is it the whales? Where where is the supply coming from?

Krista Lynch (19:05.494) It's very hard to say. The digital asset treasuries that you mentioned, some of those, they have been less popular in the news lately. They were previously a source of buying. That's not to say that that's necessarily where the selling pressure is coming from. But from my vantage point, the ETFs continue to offer a number of different compelling selling points. Not only the exposure to the underlying asset itself, but the ability to use it as margin, use it as collateral. So, while they're not insulated from downward price pressure, they can still continue to amass assets even in some of these downturn-type environments.

Ben (19:48.687) So I think about some of the products that are coming in the more traditional ETF space and a lot of that is dealing with using options and leverage and futures and buffers, right? And all these different things so people can have, you know, juice their returns or have more defined outcomes, whatever it is. I'm sure a lot of those same things are coming to crypto ETFs where people are clamoring for them. So like, where are we going in this space? Because it sounds like things are opening up in terms of either what Grayscale is putting together or what clients are asking for.

Krista Lynch (20:19.09) Yeah, your point about some of the derivatives and overlays and things like that, they've been very popular, not only in crypto land, but beyond. And we had previously seen that that was one of the only ways to get yield. For example, we have a covered call product on both Bitcoin and Ethereum, which before staking was the way that one would get income on this underlying crypto thesis. Now, of course, with staking hitting the market in the past few weeks, I think that's something that we're going to be seeing more interest in. I'm excited for that to be taking off. And then, you know, beyond that, we have these new ingredients, if you will, for additional single token products. I view that as kind of foundational building blocks to be able to build more esoteric and innovative products on top of it, whether that involves derivatives, whether that involves active, whether that involves multi-token strategies, think right now is a supportive time for ETF issuers in the crypto landscape. I think there's a lot of regulatory encouragement to innovate and to build interesting things with crypto. So I think we're going to see all of the above and I'm really excited to be part of it.

Michael (21:41.224) All Krista, what else should we tee you up for?

Krista Lynch (21:45.938) let's see. What did we miss? We talked about generic listing standards. talked about...

Michael (21:51.966) Your answers are too tight. You're too succinct.

Krista Lynch (21:56.754) I appreciate that. Let's see, what else? We talked about the IRS. Hold on, my comms handler is here. Let me see what he's got. Reed, do have any other topics we didn't talk about? He said he doesn't have anything.

Michael (22:09.742) Perfect.

Michael (22:14.306) I'll tell them you did too good of a job. want to make sure that like we at least make it to 25 minutes. Ben, you have anything?

Ben (22:18.127) Okay, that's fine, we can key up further.

Ben (22:30.537) I got this. about this? I'm a well-known target date fund guy around these parts. Has crypto gotten into target date funds yet? Has anyone made that leap, or is it happening in the future? I don't think I've seen any target date funds really that say, we're going to put a 2 to 5 % holding in Bitcoin or crypto. Is that a thing yet?

Krista Lynch (22:37.823) Okay.

Krista Lynch (22:53.172) So there's a lot of questions right now, like what is the target allocation? I think that question is broadly debated and there's no right answer for any one investor. It is really a matter of your risk tolerance, your interest in the asset class, and what is your set of facts and circumstances. But that said, I think that we are going to start to see more of this type of fund start to exist. I think more and more people are getting comfortable with Bitcoin to begin with and then kind of exploring beyond Bitcoin on what we love to call their crypto journey. And as they get more and more comfortable with digital assets, you know, it is becoming more mainstream. One thing that we like to say, we actually have a series that we call Crypto Connect where we travel around the U.S. and meet with different advisors in different states. We tell them if you put 1 % of your client's investment or client's assets into crypto and it goes down by 50%, that's a small portion of their portfolio. But if you put 1 % of their portfolio into crypto and it is up 10x in a few years, that's a meaningful impact. And I think that narratives like that are really helping advisors see that they cannot afford to not participate. They don't have to put all the chips on the table, but they need to have some skin in the game. And so we're seeing a lot of demand from advisors in particular to help get educated about use cases for crypto, how to invest in crypto, and how to speak fluently about crypto. And we're really excited to be a partner for them on that initiative.

Michael (24:43.81) Wait, I have one more. One close thought. So Krista, as Bitcoin and some of the other tokens gain more acceptance, institutional ownership, Bitcoin is an asset class at this point, at least I would consider it such. Are you surprised that the volatility, I mean, it's come down, but not maybe as much as you would think. Like I'm looking at the rolling 30 day volatility of ETH versus the QZ.

Krista Lynch (24:45.227) Okay.

Michael (25:13.762) I mean, it's heavy. There's still a lot of volatility. We saw that one, I think it was a couple of Fridays ago when there was, great. Here we go with China and ETH was down 20 and Seoul, same with Seoul and Bitcoin was down less. But I was like, wow, we're still doing this, huh?

Krista Lynch (25:29.111) Yeah. So on that, would say I remember waking up that day and Ethereum was down, know, whatever, 7 % maybe more. And there was this sentiment of my traditional finance friends being like, are you OK? And for me, I'm like, oh, it's just another day in crypto.

Krista Lynch (25:48.439) I agree, I think that Bitcoin is becoming a mainstream asset, but we have these moments where Bitcoin and Ethereum and beyond have moments where they revert back to being these smaller, more tail-ish assets. That's just part of them maturing. Keep in mind, was only two years ago, less than two years ago, that we got the Bitcoin ETFs, a huge landmark in helping mainstream adoption of Bitcoin, of digital assets, and even getting them into portfolios for those who were interested in owning them. There were lot of barriers to entry. We've become desensitized right now to the need to open a wallet or the need to manage your own ledger and things like that. That's totally unnecessary now that you can just click in your brokerage account and buy a Bitcoin ETF just like any other stock. But less than two years ago, you were hiding your key in your book in your library. I hope no one finds this. So the ETFs have really broken down a lot of barriers, and I think we've come a long way. But it has been a very short time, and I think we'll continue to see this exponential maturation as we get more progress, like yesterday's IRS news, like the generic listing standards, and more things to come in the future.

Ben (27:13.529) Perfect. So for people who want to learn more about Grayscale and all your products, where do we send them?

Krista Lynch (27:18.071) Yes, so we love to do education. We'd love to answer any questions. You can always find us at grayscale.com and feel free to shoot us a line and we will get back to you.

Ben (27:30.639) Okay, thanks, Krista.

Krista Lynch (27:32.609) Thank you.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.